As filed with the Securities and Exchange Commission on May 21, 2007

1933 Act File No. 333-138388

1940 Act File No. 811-21975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 2

and

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 5

Allianz RCM Global EcoTrends Fund

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas

New York, New York 10105

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(212) 739-3369

(Registrant’s Telephone Number, including Area Code)

William V. Healey

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

☒	immediately upon filing pursuant to paragraph (b) of Rule 486

☐	on (date) pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

☒	This post-effective amendment designates a new effective date for a previously filed registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of the Fund incorporates by reference the following documents that are contained in the Fund’s Post-Effective Amendment No. 1, which was filed with the Securities and Exchange Commission pursuant to Rule 486(a) under the Securities Act of 1933, as amended, on March 23, 2007: (i) Prospectus for Class A shares of the Fund and (ii) the Statement of Additional Information of the Fund.

This Post-Effective Amendment No. 2 is filed to extend the effective date of Post-Effective Amendment No. 1 to May 25, 2007.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Financial Statements:

Part A – To be filed by amendment.

Part B – To be filed by amendment.

2.	Exhibits:

a.1	Agreement and Declaration of Trust dated October 13, 2006.(1)

a.2	Amended and Restated Agreement and Declaration of Trust, dated November 29, 2006.(2)

a.3	Second Amended and Restated Agreement and Declaration of Trust, dated January 18, 2007.(3)

b.1	Bylaws of Registrant dated October 13, 2006.(1)

b.2	Amended and Restated Bylaws of Registrant, dated November 29, 2006.(2)

b.3	Second Amended and Restated Bylaws, dated January 18, 2007.(3)

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.(3)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant.(3)

d.3	Form of Share Certificate of the Common Shares.(3)

d.4	Form of Share Certificate of Class A Shares — To be filed by amendment.

e.	Terms and Conditions of Dividend Reinvestment Plan.(3)

f.	None.

g.1	Form of Investment Management Agreement between Registrant and Allianz Global Investors Fund Management LLC.(3)

g.2	Form of Sub-Advisory Agreement between Allianz Global Investors Fund Management LLC and RCM Capital Management LLC.(3)

g.3	Form of Portfolio Management Agreement between RCM Capital Management LLC and Allianz Global Investors Advisory GmbH.(3)

h.1	Form of Distribution Contract.(3)

h.2	Form of Selected Dealer Agreement and Addendum.(3)

h.3	Form of Initial Offering Period Agreement.(3)

i.	None.

j.	Form of Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company.(3)

k.1	Form of Transfer Agency Services Agreement between Registrant and PFPC Inc.(4)

k.2	Form of Organizational and Offering Expenses Reimbursement Agreement between Registrant and Allianz Global Investors Fund Management LLC.(3)

k.3	Form of Servicing Plan.(3)

k.4	Form of Sub-Administration Agreement between Allianz Global Investors Fund Management LLC and State Street Bank and Trust Company.(3)

l.1	Opinion and consent of Ropes & Gray LLP.(4)

l.2	Opinion and consent of Ropes & Gray LLP — To be filed by amendment.

m.	Consent of Allianz Global Investors Advisory GmbH to service of process as a non-U.S. resident. (4)

n.	To be filed by amendment.

o.	None.

p.	Form of Subscription Agreement of Allianz Global Investors of America L.P.(3)

q.	None.

r.1	Code of Ethics of Registrant.(4)

r.2	Codes of Ethics of Allianz Global Investors Fund Management LLC and Allianz Global Investors Distributors LLC.(3)

r.3	Code of Ethics of RCM Capital Management LLC.(3)

r.4	Code of Ethics of Allianz Global Investors Advisory GmbH.(3)

s.1	Powers of Attorney for Messrs. Belica, Connor, Dalessandro, Kertess and Maney.(2)

s.2	Power of Attorney for Mr. Ogden.(3)

(1)	Incorporated by reference to Registrant’s Initial Registration Statement on Form N-2, file no. 333-138388, filed November 2, 2006.

(2)	Incorporated by reference to Registrant’s First Amendment to its Registration Statement on Form N-2, file no. 333-138388, filed December 19, 2006.

(3)	Incorporated by reference to Registrant’s Second Amendment to its Registration Statement on Form N-2, file no. 333-138388, filed January 22, 2007.

(4)	Incorporated by reference to Registrant’s Third Registration Statement on Form N-2, file no. 333-138388, filed January 25, 2007.

Item 26:	Marketing Arrangements

See Form of Distribution Contract and Form of Initial Offering Period Agreement incorporated herein by reference to the Registrant’s Second Amendment to its Registration Statement on Form N-2.

Item 27:	Other Expenses of Issuance and Distribution*

Securities and Exchange Commission fees	$	*
National Association of Securities Dealers, Inc. fees		*
Printing and engraving expenses		*
Legal fees		*
Accounting expenses		*
Transfer agent fees		*
Marketing expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 28:	Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

To be completed by amendment.

Item 30:	Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser

Descriptions of the business of Allianz Global Investors Fund Management LLC, the Registrant’s investment manager, and RCM Capital Management LLC and Allianz Global Investors Advisory GmbH, the Registrant’s sub-adviser, are set forth under the captions “Investment Manager” and “Sub-Adviser” under “Management of the Fund” in both the Prospectus and Statement of Additional Information forming part of this Registration Statement. The following sets forth business and other connections of each director and executive officer (and persons performing similar functions) of Allianz Global Investors Fund Management LLC, RCM Capital Management LLC and Allianz Global Investors Advisory GmbH.

Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, NY 10105

Name	Position with Adviser	Other Connections

Larry Altadonna	Senior Vice President	Vice President, OpCap Advisors LLC

Cindy Columbo	Vice President	Vice President, Retirement Plans, Allianz Global Investors Distributors LLC

Derek Hayes	Senior Vice President	Senior Vice President, Allianz Global Investors Distributors LLC

William Healey	Executive Vice President and Chief Legal Officer	Executive Vice President and Chief Legal Officer, Allianz Global Investors U.S. Retail LLC and Allianz Global Investors Distributors LLC

John C. Maney	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial
Officer, Allianz Global Investors of America
L.P., Chief Financial Officer, Allianz Dresdner
Asset Management U.S. Equities LLC, Cadence
Capital Management LLC, NFJ Investment
Group L.P., OCC Distributors LLC, OpCap
Advisors LLC, Oppenheimer Capital LLC,
Pacific Investment Management Company LLC,
Allianz Global Investors Managed Accounts
LLC, Allianz Global Investors CD Distributors
LLC, PEA Capital LLC, Allianz Global
Investors Advertising Agency Inc., Allianz
Global Investors Distributors LLC, Allianz
Private Client Services LLC, and StocksPLUS
Management Inc. and Value Advisors LLC

Andrew Meyers	Managing Director and Chief Operating Officer	Executive Vice President, Allianz Global
Investors Advertising Agency Inc.; Managing
Director, Chief Operating Officer-U.S. Retail,
Allianz Global Investors Distributors LLC;
Chief Operating Officer, Allianz Global
Investors U.S. Retail LLC

Kevin Murphy	Vice President and Chief Compliance Officer	Vice President, Allianz Global Investors of America L.P.

Name	Position with Adviser	Other Connections

Vinh T. Nguyen	Senior Vice President and Treasurer	Senior Vice President and Controller, Allianz Global
Investors of America L.P., Allianz Dresdner Asset
Management U.S. Equities LLC, Cadence Capital
Management LLC, NFJ Investment Group L.P.,
OCC Distributors LLC, OpCap Advisors LLC,
Oppenheimer Capital LLC, Pacific Investment
Management Company LLC, Allianz Global
Investors Managed Accounts LLC, Allianz Global
Investors CD Distributors LLC, PEA Capital LLC,
PEA Partners LLC, Allianz Global Investors
Advertising Agency Inc., Allianz Global Investors
Distributors LLC, Allianz Private Client Services
LLC, and StocksPLUS Management Inc.

Francis C. Poli	Executive Vice President, Chief Legal Officer, Director of Compliance and Assistant Secretary	Chief Legal and Compliance Officer, Allianz Global
Investors of America L.P., Allianz Dresdner Asset
Management U.S. Equities LLC, Allianz Hedge
Fund Partners L.P., Allianz Private Client Services
LLC, Cadence Capital Management LLC, NFJ
Investment Group L.P., OCC Distributors LLC,
OpCap Advisors LLC, Oppenheimer Capital LLC,
Allianz Global Investors U.S. Retail LLC, Allianz
Global Investors Managed Accounts LLC, Allianz
Global Investors CD Distributors LLC, PEA Capital
Advisors LLC

Daisy S. Ramraj-Singh	Assistant Vice President	None

Bob Rokose	Vice President and Assistant Controller	Executive Vice President, Allianz Global Investors of America L.P.

Newton B. Schott, Jr.	Managing Director, General Counsel and Secretary	Vice President, Allianz Global Investors Managed
Accounts LLC, Executive Vice President, Chief
Legal Officer and Secretary, Allianz Global
Investors Advertising Agency Inc., Managing
Director, Executive Vice President, General Counsel
and Secretary, Allianz Global Investors Distributors
LLC

Brian S. Shlissel	Executive Vice President and Chief Fund Administrator	Senior Vice President and Treasurer, OpCap Advisors LLC

Stewart A. Smith	Vice President and Assistant Secretary	Secretary, Allianz Global Investors of America L.P.,
Allianz Dresdner Asset Management U.S. Equities
LLC, Allianz Hedge Fund Partners L.P., Allianz
Private Client Services LLC, Cadence Capital
Management LLC, NFJ Investment Group L.P.,
Allianz Global Investors U.S. Retail LLC, Allianz
Global Investors Managed Accounts LLC, Allianz
Global Investors CD Distributors LLC and PEA
Capital LLC, Assistant Secretary, Oppenheimer
Capital LLC, OpCap Advisors and OCC
Distributors LLC

James G. Ward	Managing Director and Director of Human Resources	Executive Vice President, Allianz Global Investors of America L.P., Director of Human Resources, Allianz Asset Management U.S. Equities LLC, Allianz Global Investors Distributors LLC

Scott Whisten	Vice President	None

RCM Capital Management LLC

Four Embarcadero Center

San Francisco, CA 94111

Name	Position with RCM Capital Management LLC	Other Connections

Robert J. Goldstein	Chief Operating Officer, Board of Managers	Member of Board of Directors of Cayward-Scholl Capital Management LLC

Gregory M. Siemons	Chief Compliance Officer	None

Udo Frank	Chief Executive Officer, Board of Managers	Managing Director and CEO, Allianz Global Investors U.S. Equities LLC

Theodore J. Deutz	Chief Marketing Officer, Board of Managers

Peter J. Anderson	Chief Investment Officer, Board of Managers	None

Allianz Global Investors Advisory GmbH

Mainzer Landstrasse 11-13

Frankfurt am Main, Germany 60329

Name	Position with Allianz Global Investors Advisors GmbH	Other Connections

Martin Scholz	Managing Director	Managing Director at dresdnerbank investment management Kapitalanlagegesellschaft mbH

Peter Vogel	Managing Director	Member of the management committee at Fondsdepot Bank GmbH

Bruno Brocks	Managing Director

Wilfried Hauck	Speaker of the Management Board	Head of Allianz as a Client at Allianz Global Investors Aktiengesellschaft

Harald Alberts	Chief Compliance Officer	Head of Risk Management and Compliance at DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH

Neil Dwane	Chief Investment Officer	Managing Director at DEUTSCHER INVESTMENT-TRUST Gesellschaft für Wertpapieranlagen mbH; Managing Director at RCM UK Ltd.

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of PFPC Inc., 400 Bellevce Parkway, Wilmington, Delaware 19809, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri, 64105, Allianz Global Investors Fund Management LLC, 1345 Avenue of the Americas, New York, NY 10105, RCM Capital Management LLC, Four Embarcadero Center, San Francisco, CA 94111, and/or Allianz Global Investors Advisory GmbH Mainzer Landstrasse 11-13, Frankfurt am Main, Germany 60329.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

The Registrant undertakes that:

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	(a) It will file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) It will remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.	The Registrant undertakes that:

a.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Agreement and Declaration of Trust of Allianz RCM Global EcoTrends Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer or Trustee of the Fund as an officer or Trustee and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has met all the requirements for effectiveness of this Post-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused the Amendment to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, and State of New York on the 21st day of May 2007.

Allianz RCM Global EcoTrends Fund

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Amendment has been signed below by the following persons in the capacities and on the dates indicated.

Name and Signature	Capacity	Date

/s/ Brian S. Shlissel Brian S. Shlissel	President and Chief Executive Officer	May 21, 2007

/s/ Lawrence G. Altadonna Lawrence G. Altadonna	Treasurer	May 21, 2007

/s/ Paul Belica Paul Belica*	Trustee	May 21, 2007

/s/ Robert E. Connor Robert E. Connor*	Trustee	May 21, 2007

/s/ John J. Dalessandro John J. Dalessandro II*	Trustee	May 21, 2007

/s/ Hans W. Kertess Hans W. Kertess*	Trustee	May 21, 2007

/s/ William B. Ogden, IV William B. Ogden, IV*	Trustee	May 21, 2007

/s/ John C. Maney John C. Maney*	Trustee	May 21, 2007

*By:	/s/ Brian S. Shlissel
Brian S. Shlissel, Attorney-in-Fact by Power of Attorney previously filed
Date: May 21, 2007